July 29, 2024

Matthew J. Smith
Chief Financial Officer
Stronghold Digital Mining, Inc.
595 Madison Avenue, 28th Floor
New York, NY 10022

       Re: Stronghold Digital Mining, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 8-K, Furnished April 25, 2024
           File No. 001-40931
Dear Matthew J. Smith:

       We have reviewed your May 30, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 28, 2024 letter.

Form 8-K, Furnished April 25, 2024
Exhibit 99.1, page 3

1. We acknowledge your response to prior comment 2 from our May 28, 2024 letter. We also note from your Form 10-K for the year ended December 31, 2023 that cryptocurrency mining is your primary source of revenues. In addition, we note from your
       disclosure on page 56 of your Form 10-K that you receive bitcoin as a result of your mining operations and that you sell bitcoin to support your operations. Thus, your adjustment to remove the impairments on digital currencies in your calculation of non-
       GAAP Adjusted EBITDA for periods prior to your adoption of ASU 2023-08 results in the exclusion of normal, recurring operating expenses. Refer to question
100.01 of the
       Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Please
       revise the reconciliation of your non-GAAP Adjusted EBITDA in future filings to remove the adjustments for impairments on digital currencies and realized gain on sale of digital currencies.
 July 29, 2024
Page 2

       Please contact Rolf Sundwall at 202-551-3105 or Bonnie Baynes at 202-551-4924 if you
have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets